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SECU

17005477

SEC
Mail Processing
Section
FEB 23 2017
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-10464~~

8-67700

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PWA Securities, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4900 Perry Highway
(No. and Street)

Pittsburgh	PA	15229
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Comstock 412-931-2700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Dr.	Pittsburgh	PA	15237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OM CUB

OATH OR AFFIRMATION

I, Kevin Comstock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PWA Securities, Inc., as of December 31st, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Courtney Harding, Notary Public
Ross Twp., Allegheny County
My Commission Expires Aug. 11, 2020
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PWA SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

CONTENTS

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
PWA Securities, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of **PWA Securities, Inc.** ("Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

As disclosed in note 4 to the financial statements, the Company has significant transactions with a related party.

Lally & Co., LLC

Pittsburgh, Pennsylvania
February 21, 2017

PWA SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and Cash Equivalents	$	247,140
Receivable From Clearing Organization		50,000
Total Assets	$	297,140

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts Payable and Other Liabilities	$	3,035
Stockholders' Equity		
Common Stock - No Par Value; 100 Shares Authorized; 2 Shares Issued and Outstanding		280,000
Retained Earnings		14,105
Total Stockholders' Equity		294,105
Total Liabilities and Stockholders' Equity	$	297,140

The accompanying notes are an integral part of this financial statement.

PWA SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

1 - ORGANIZATION

PWA Securities, Inc. was incorporated in April 2007, and was organized under the laws of the Commonwealth of Pennsylvania. The Company operates as a securities broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA") and is also a federally registered investment advisor.

The Company is headquartered in Pittsburgh, Pennsylvania and maintains branch offices in Greensburg, Pennsylvania and Reston, Virginia. The Company executes principal and agency securities transactions and manages investment portfolios.

The Company clears securities transactions through Pershing LLC, a member of the New York Stock Exchange, Inc. and NASDAQ, on a fully disclosed basis. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(ii) exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3.

2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could vary from those estimates that were used.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the settlement date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a settlement date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a settlement date basis. In the opinion of management, the difference in settlement date versus trade date recording is not considered material to the financial statements.

Securities are recorded at a fair value in accordance with FASB ASB 820, *Fair Value Measurement.*

Cash and Cash Equivalents

The Company maintains balances on deposit with financial institutions and it's clearing organization. Those organizations are located in Pennsylvania (financial institutions) and New Jersey (clearing organization). The accounts maintained at financial institutions are insured by the Federal Deposit Insurance Corporation ("FDIC"). The cash accounts maintained at the clearing organization are insured by the Securities Investor Protection Corporation ("SIPC"). At certain times during the year, the Company's cash balances may exceed the insured limits. The Company has not experienced any losses associated with those accounts.

For purposes of the statement of cash flows, the Company includes amounts on deposit with banks and amounts invested in money market instruments with other financial institutions as cash and cash equivalents.

For purposes of reporting cash flows, the Company considers checking accounts and balances maintained at the clearing organization to be cash equivalents.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company has elected S corporation status for federal and state income tax purposes. Earnings and losses are included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies. Accordingly, the Company's financial statements do not include a provision for income taxes.

GAAP prescribes rules for the recognition, measurement, classification, and disclosure in the financial statements of uncertain tax positions taken or expected to be taken in the Company's tax return. Management has determined that the company does not have any uncertain tax positions and associated unrecognized tax benefits that materially impact the financial statements or disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the company will not be subject to additional tax penalties, and interest as a result of such a challenge. Generally, the Company's federal and state tax returns remain open for income tax examination for three years from the date of filing.

Subsequent Events Evaluation

The accompanying financial statements include an evaluation of events or transactions that have occurred after December 31, 2016 and through February 21, 2017, the date the financial statements were issued.

3 - RECEIVABLE FROM CLEARING ORGANIZATION

The Company clears its transactions on a fully disclosed basis through Pershing LLC. The amounts receivable from the clearing broker relate to amounts due from that organization. The receivable from the clearing broker at December 31, 2016 consists of the Company's required deposit in the amount of $50,000.

4 - RELATED PARTY TRANSACTIONS

The Company operates under a month-to-month agreement with an affiliated entity (related through common ownership) through which the Company obtains various administrative and management services. The agreement requires the Company to make monthly payments of approximately $10,000 for the administrative services. During 2016, the Company paid approximately $120,000 for the administrative services. The cost for these services is reflected within several expense captions in the accompanying statement of income.

All of the Company's brokerage revenue is generated from the affiliated entity discussed in the preceding paragraph.

5 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness," as defined, not exceed fifteen times its "net capital," as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2016, the Company's net capital under the uniform

net capital rule was $294,105, which exceeded the minimum capital requirements by $244,105. The Company's ratio of aggregate indebtedness to net capital at December 31, 2016, was 0.01 to 1.

6 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISKS

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchase, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the even the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledge on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

The Company's principal (proprietary) securities transactions are recorded on a settlement date basis. All unsettled trades were closed subsequent to December 31, 2016, with no loss to the Company.

The Company's customers are located primarily in Pennsylvania; accordingly, they are subject to the economic environment of this geographic area. Securities owned by the Company are primarily publicly traded corporate stocks. No off-balance-sheet credit risk exists with respect to these securities, and collateral is not obtained.

7 - CONTINGENCIES

In the normal course of business, the Company is subject to proceedings, lawsuits, and other claims. However, in the opinion of management no claims presently exist, which after final disposition would have a resulting financial impact that would be material to the annual financial statements.